UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 June 2023
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200796) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-254578) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 30 June 2023(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2023(b)	3-17, 28-34, 36-41

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2023	18-27

3.	Principal risks and uncertainties	35

4.	Legal proceedings	36

5.	Cautionary statement	42

6.	Capitalization and Indebtedness	43

7.	Signatures	44
(a)In this Form 6-K, references to the half year 2023 and half year 2022 refer to the six-month periods ended 30 June 2023 and 30 June 2022 respectively. References to the second quarter 2023 and second quarter 2022 refer to the three-month periods ended 30 June 2023 and 30 June 2022 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2022.

Group results second quarter and first half 2023

Performing while transforming

Financial summary	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Sales and other operating revenues	48,538	67,866	104,720	117,124
Profit (loss) for the period	1,953	9,536	10,375	(10,534)
Less: Non-controlling interests	161	279	365	593
Profit (loss) for the period attributable to bp shareholders	1,792	9,257	10,010	(11,127)
Inventory holding (gains) losses*, before tax	732	(2,146)	1,332	(5,647)
Taxation charge (credit) on inventory holding gains and losses	(183)	539	(331)	1,376
Replacement cost (RC) profit (loss)*	2,341	7,650	11,011	(15,398)
Net (favourable) adverse impact of adjusting items*, before tax	640	340	(3,272)	31,104
Taxation charge (credit) on adjusting items	(392)	461	(187)	(1,010)
Underlying RC profit*	2,589	8,451	7,552	14,696
Operating cash flow*	6,293	10,863	13,915	19,073
Capital expenditure*	(4,314)	(2,838)	(7,939)	(5,767)
Divestment and other proceeds(a)	88	722	888	1,903
Net cash issue (repurchase) of shares	(2,073)	(2,288)	(4,521)	(3,880)
Finance debt	49,738	52,866	49,738	52,866
Net debt*(b)	23,660	22,816	23,660	22,816
Adjusted EBITDA*	9,770	16,357	22,836	30,240
Announced dividend per ordinary share (cents per share)	7.270	6.006	13.880	11.466
Profit (loss) per ordinary share (cents)	10.22	47.74	56.53	(57.21)
Profit (loss) per ADS (dollars)	0.61	2.86	3.39	(3.43)
Underlying RC profit per ordinary share* (cents)	14.77	43.58	42.65	75.55
Underlying RC profit per ADS* (dollars)	0.89	2.61	2.56	4.53
(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on divestment and other proceeds.
(b)See Note 10 for more information.

RC profit (loss), underlying RC profit (loss), net debt, adjusted EBITDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.
* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 36.

Highlights
Profit $1.8 billion; underlying replacement cost profit* $2.6 billion

•Profit for the quarter attributable to bp shareholders was $1.8 billion, compared with $8.2 billion for the first quarter 2023 and $9.3 billion for the second quarter 2022. The result for the second quarter 2023 is adjusted for inventory holding losses* of $0.5 billion (net of tax) and a net adverse impact of adjusting items* of $0.2 billion (net of tax) to derive the underlying replacement cost profit. Adjusting items include impairments of $1.2 billion and favourable fair value accounting effects* of $1.1 billion.
•Underlying replacement cost profit for the quarter was $2.6 billion, compared with $5.0 billion for the previous quarter. Compared to the first quarter 2023, the result reflects: significantly lower realized refining margins, a significantly higher level of turnaround and maintenance activity and a weak oil trading result; lower oil and gas realizations; and an exceptional gas marketing and trading result, albeit lower than the first quarter. The underlying replacement cost profit for the second quarter 2022 was $8.5 billion.

Operating cash flow* $6.3 billion

•Operating cash flow in the quarter was $6.3 billion, compared with $10.9 billion for the same period of 2022.
•Capital expenditure* in the second quarter was $4.3 billion including $1.1 billion for the acquisition of TravelCenters of America, net of adjustments. bp continues to expect capital expenditure, including inorganic capital expenditure*, of $16-18 billion in 2023. Capital expenditure in the second quarter 2022 was $2.8 billion.
•During the second quarter, bp completed $2.1 billion of share buybacks. This included $225 million as part of the $675 million programme announced on 7 February 2023 to offset the expected full-year dilution from the vesting of awards under employee share schemes in 2023.
•The $1.75 billion share buyback programme announced with the first quarter results was completed on 28 July 2023. Over the last four quarters bp has completed over $10 billion of buybacks from surplus cash flow* and reduced its issued share capital by over 9%.
•Finance debt at the end of the quarter was $49.7 billion, compared with $52.9 billion at the end of the second quarter 2022. Net debt* was $23.7 billion at the end of the second quarter, compared with $22.8 billion at the end of the second quarter 2022.

Growing distributions within an unchanged financial frame

•A resilient dividend is bp’s first priority within its disciplined financial frame, underpinned by a cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2021 real).
•For the second quarter, bp has announced a dividend per ordinary share of 7.270 cents, an increase of 10%.
•bp remains committed to using 60% of 2023 surplus cash flow for share buybacks, subject to maintaining a strong investment grade credit rating. See page 30 for the components of our sources of cash and uses of cash in the second quarter and half year 2023.
•bp intends to execute a further $1.5 billion share buyback prior to reporting third quarter results.
•In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point and the maintenance of a strong investment grade credit rating.
•bp’s guidance for distributions remains unchanged. Based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp expects to be able to deliver share buybacks of around $4.0 billion per annum, at the lower end of its $14-18 billion capital expenditure range, and have capacity for an annual increase in the dividend per ordinary share of around 4%.

Strong momentum in transformation to an integrated energy company

•In resilient hydrocarbons, during the second quarter bp announced the start-up of the bp-operated Mad Dog Phase 2 project and the Reliance operated KG D6-MJ project, together expected to add around 90 thousand barrels of oil equivalent per day of net production by 2025. In addition, bp's Cherry Point refinery in the US successfully commissioned the hydrocracker improvement project and cooling water infrastructure project to improve availability and reduce costs and CO2 emissions.
•In convenience and mobility, bp completed the acquisition of TravelCenters of America, adding a network of 288 sites, strategically located on major highways across the US. The deal is expected to almost double bp's global convenience gross margin*, and bring growth opportunities in four of bp's five transition growth* engines. In July, bp and Lekkerland extended their convenience partnership to deliver REWE To Go stores at Aral retail sites until 2028. And during the first half 2023 bp grew energy sold from EV charging by around 170% compared to the first half 2022.
•In low carbon energy, bp was awarded the rights to develop two offshore wind projects, with total potential generating capacity of 4GW, in the German tender round, marking its entry into offshore wind in continental Europe. In addition, bp has made significant progress growing its pipeline of hydrogen projects to reach 2.8mtpa at the end of the second quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

Financial results
In addition to the highlights on page 4:
•Profit attributable to bp shareholders in the second quarter and half year was $1.8 billion and $10.0 billion respectively, compared with a profit of $9.3 billion and a loss of $11.1 billion in the same periods of 2022.
•After adjusting profit attributable to bp shareholders for inventory holding losses* and net impact of adjusting items*, underlying replacement cost profit* for the second quarter and half year was $2.6 billion and $7.6 billion respectively, compared with $8.5 billion and $14.7 billion for the same periods of 2022. This reduction in underlying replacement cost profit for the second quarter and half year reflects lower oil and gas realizations, the impact of portfolio changes in oil production & operations, significantly lower refining margins, and a weak oil trading performance, partly offset by a higher gas marketing and trading result.
•Adjusting items in the second quarter and half year had a net adverse pre-tax impact of $0.6 billion and a net favourable pre-tax impact of $3.3 billion respectively, compared with an adverse pre-tax impact of $0.3 billion and $31.1 billion in the same periods of 2022.
•Adjusting items for the second quarter and half year of 2023 include a favourable impact of pre-tax fair value accounting effects*, relative to management's internal measure of performance, of $1.1 billion and $5.3 billion respectively, compared with an adverse pre-tax impact of $0.8 billion and $6.6 billion in the same periods of 2022. This is primarily due to a decline in the forward price of LNG during the periods, but an increase in the comparative periods. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed.
•Adjusting items for the half year 2022 include a pre-tax charge of $24.0 billion relating to bp’s decision to exit its 19.75% shareholding in Rosneft. A further $1.5 billion pre-tax charge relating to bp's decision to exit its other businesses with Rosneft in Russia is also included.
•The effective tax rate (ETR) on the profit or loss before taxation for the second quarter and half year was 44% and 32% respectively, compared with 32% and -203% for the same periods in 2022. The ETR on RC profit or loss* for the second quarter and half year was 41% and 32% respectively, compared with 33% and -62% for the same periods in 2022. Excluding adjusting items, the underlying ETR* for the second quarter and half year was 43% and 41% respectively, compared with 29% and 30% for the same periods a year ago. The higher underlying ETR for the second quarter and half year reflects changes in the geographical mix of profits and the UK Energy Profits Levy on North Sea profits. ETR on RC profit or loss and underlying ETR are non-IFRS measures.
•Operating cash flow* for the second quarter and half year was $6.3 billion and $13.9 billion respectively, compared with $10.9 billion and $19.1 billion for the same periods in 2022, consistent with the movements in underlying replacement cost profit in the periods.
•Capital expenditure* in the second quarter and half year was $4.3 billion and $7.9 billion respectively, compared with $2.8 billion and $5.8 billion in the same periods of 2022, reflecting the inorganic $1.1 billion spend on the acquisition of TravelCenters of America in the second quarter 2023.
•Total divestment and other proceeds for the second quarter and half year were $0.1 billion and $0.9 billion respectively, compared with $0.7 billion and $1.9 billion for the same periods in 2022. There were no other proceeds for the second quarter and half year of 2023. Other proceeds for the second quarter and half year of 2022 were $0.4 billion and $0.6 billion respectively of proceeds from the disposal of a loan note related to the Alaska divestment.
•Finance debt at the end of the second quarter was $49.7 billion, compared to $48.6 billion at the end of the first quarter 2023 and $52.9 billion at the end of the second quarter 2022. At the end of the second quarter, net debt* was $23.7 billion, compared with $21.2 billion at the end of the first quarter 2023 and $22.8 billion at the end of the second quarter 2022.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
RC profit (loss) before interest and tax
gas & low carbon energy	2,289	2,737	9,636	1,213
oil production & operations	2,568	7,237	5,885	11,068
customers & products	555	3,531	3,235	5,512
other businesses & corporate	(297)	(1,028)	(387)	(25,747)
Of which:
other businesses & corporate excluding Rosneft	(297)	(1,028)	(387)	(1,714)
Rosneft	—	—	—	(24,033)
Consolidation adjustment – UPII*	(30)	(21)	(52)	13
	5,085	12,456	18,317	(7,941)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(859)	(539)	(1,644)	(1,183)
Taxation on a RC basis	(1,724)	(3,988)	(5,297)	(5,681)
Non-controlling interests	(161)	(279)	(365)	(593)
RC profit (loss) attributable to bp shareholders*	2,341	7,650	11,011	(15,398)
Inventory holding gains (losses)*	(732)	2,146	(1,332)	5,647
Taxation (charge) credit on inventory holding gains and losses	183	(539)	331	(1,376)
Profit (loss) for the period attributable to bp shareholders	1,792	9,257	10,010	(11,127)
Analysis of underlying RC profit (loss) before interest and tax

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	2,233	3,080	5,689	6,675
oil production & operations	2,777	5,902	6,096	10,585
customers & products	796	4,006	3,555	6,162
other businesses & corporate	(170)	(201)	(466)	(460)
Of which:
other businesses & corporate excluding Rosneft	(170)	(201)	(466)	(460)
Rosneft	—	—	—	—
Consolidation adjustment – UPII	(30)	(21)	(52)	13
	5,606	12,766	14,822	22,975
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(740)	(509)	(1,421)	(995)
Taxation on an underlying RC basis	(2,116)	(3,527)	(5,484)	(6,691)
Non-controlling interests	(161)	(279)	(365)	(593)
Underlying RC profit attributable to bp shareholders*	2,589	8,451	7,552	14,696
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-17 for the segments.
Operating Metrics

Operating metrics	First half 2023	vs First half 2022
Tier 1 and tier 2 process safety events*	20	-4
Reported recordable injury frequency*	0.237	+23.8%
upstream* production(a) (mboe/d)	2,301	+3.4%
upstream unit production costs*(b) ($/boe)	5.94	-9.1%
bp-operated upstream plant reliability*	95.0%	-0.3
bp-operated refining availability*(a)	95.9%	1.5
(a)See Operational updates on pages 8, 11 and 13. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(b)Mainly reflecting impact of portfolio changes.

Outlook & Guidance
Macro outlook
•For the third quarter, bp expects oil prices to be supported by seasonal demand and the OPEC+ production restrictions.
•During the third quarter, bp expects the risk of an earlier than normal seasonal fill of European gas storage to continue to weigh on European gas and Asian LNG prices absent disruptions to supply. In the US, Henry Hub gas prices are expected to find support from coal-to-gas switching in the power sector.
•In the third quarter, bp expects industry refining margins to remain above historical average levels, supported by low product inventories and seasonal demand in the US.
3Q23 guidance
•Looking ahead, bp expects third-quarter 2023 reported upstream* production to be broadly flat compared to second quarter 2023. Within this, bp expects production from oil production & operations to be lower and gas & low carbon energy to be higher, including the effects of seasonal maintenance in higher margin regions offset by major project* delivery.
•In its customers business, bp expects seasonally higher volumes. In refining, bp expects a lower level of turnaround and maintenance activity compared to the second quarter.
2023 guidance
In addition to the guidance on page 4:
•bp now expects both reported and underlying upstream production to be higher compared with 2022. Within this, bp expects underlying production* from oil production & operations to be higher and production from gas & low carbon energy to be slightly lower. bp now expects four major project start-ups during 2023, with Greater Tortue Ahmeyim (GTA) Phase 1 now expected to start-up during the first quarter of 2024.
•bp continues to expect the other businesses & corporate underlying annual charge to be in a range of $1.1-1.3 billion for 2023. The charge may vary from quarter to quarter.
•bp continues to expect the depreciation, depletion and amortization to be slightly above 2022.
•bp continues to expect the underlying ETR* for 2023 to be around 40% but it is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.
•Having realized $16.8 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect divestment and other proceeds of $2-3 billion in 2023 and continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.
•bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.3 billion pre-tax including the $1.2 billion pre-tax payment made during the second quarter.
•bp continues to expect capital expenditure* of $16-18 billion in 2023 including inorganic capital expenditure*.
•bp is committed to maintaining a strong investment grade credit rating, targeting further progress within an 'A' grade credit rating. For 2023 bp continues to intend to allocate 40% of surplus cash flow* to further strengthening the balance sheet.
•For 2023 and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow for share buybacks.
•In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point* and the maintenance of a strong investment grade credit rating.
•Based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp continues to expect to be able to deliver share buybacks of around $4.0 billion per annum, at the lower end of its $14-18 billion capital expenditure range, and have capacity for an annual increase in the dividend per ordinary share of around 4%.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

gas & low carbon energy*
Financial results
•Sales and other operating revenues for the second quarter and half year were $10.4 billion and $28.3 billion respectively, compared with $13.2 billion and $21.4 billion for the corresponding periods in 2022. For the second quarter, revenues were lower mainly due to lower gas marketing and trading revenues and lower realizations. For the half year, revenues were higher mainly due to higher gas marketing and trading revenues partly offset by lower realizations.
•The replacement cost (RC) profit before interest and tax for the second quarter and half year was $2,289 million and $9,636 million respectively, compared with $2,737 million and $1,213 million for the same periods in 2022. The second quarter and half year are adjusted by a favourable impact of net adjusting items* of $56 million and $3,947 million respectively, compared with an adverse impact of net adjusting items of $343 million and $5,462 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $1,222 million and $5,156 million for the second quarter and half year in 2023 and an adverse impact of $74 million and $5,089 million for the same periods in 2022. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed, which decreased as forward prices fell during the first half. Adjusting items also include a net impairment charge of $1,058 million and $1,060 million respectively, compared with net charges of $265 million and $517 million for the same periods in 2022.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $2,233 million and $5,689 million respectively, compared with $3,080 million and $6,675 million for the same periods in 2022.
•The underlying RC profit for the second quarter and for the half year, compared with the same periods in 2022, both reflect lower realizations and a higher depreciation, depletion and amortization charge partially offset by a higher gas marketing and trading result.
Operational update
•Reported production for the quarter was 903mboe/d, 2.2% lower than the same period in 2022. Underlying production* was 2.9% lower, mainly due to lower base performance partially offset by new project delivery.
•Reported production for the half year was 936mboe/d, 0.9% lower than the same period in 2022. Underlying production was 2.0% lower, also mainly due to lower base performance partially offset by new project delivery.
•Renewables pipeline* at the end of the quarter was 39.6GW (bp net), including 16.6GW bp net share of Lightsource bp's (LSbp's) pipeline. The renewables pipeline increased by 2.4GW during the half year due to additions to LSbp's portfolio. In addition, there is over 10GW (bp net) of early stage opportunities in LSbp's hopper.

Strategic progress
gas
•On 30 June bp and Reliance (operator) announced that production has commenced from MJ, the last of three new deepwater developments in the KG D6 block off the coast of India. Production from the fields is expected to account for around one third of India’s current domestic gas production and meet approximately 15% of India’s gas demand.
•This builds on the progress announced in our first-quarter results, which comprised the following: bp signed an agreement with Shell to purchase Shell’s 27% interest in the Browse project, offshore Australia, subject to approvals; bp and its partners confirmed the development concept for the second phase of the bp-operated Greater Tortue Ahmeyim (GTA) liquefied natural gas project, to take forward to the next stage of evaluation; bp and our co-venturers in the Shah Deniz Consortium have secured additional capacity in the Trans Adriatic Pipeline (TAP); bp announced that it had completed the sale of its upstream business in Algeria to Eni; and bp confirmed that, together with ADNOC, it has made a non-binding offer to take NewMed Energy private.
low carbon energy
•Hydrogen and CCS
◦Hydrogen pipeline* grew by 1.0mtpa in the first half to 2.8mtpa, reflecting projects moving into concept development in the US and Oman.
•Offshore wind
◦On 12 July, bp was awarded the rights to develop two North Sea offshore wind projects in Germany. The sites are located 130km and 150km offshore, in water depths of about 40m, and have a total potential generating capacity of 4GW, raising our global offshore wind pipeline to 9.3GW.
•These events build on the progress announced in our first-quarter results, which comprised the following: it was announced that three bp-led hydrogen and CCS projects in north-east England - Net Zero Teesside Power gas-fired power station and CCS, H2Teesside blue hydrogen* and HyGreen Teesside green hydrogen* - have been chosen by the UK government to go to the next stage of development; bp signed an agreement with Harbour Energy to take a 40% stake in the Viking carbon capture and storage (CCS) project in the North Sea; and bp launched plans for low-carbon green hydrogen cluster in Spain’s Valencia region. bp announced a successful bid in the Innovation and Targeted Oil and Gas (INTOG) Scottish offshore wind leasing round, bp’s first step in floating offshore wind; and bp and Deep Wind Offshore announced the formation of a joint venture to develop offshore wind opportunities in South Korea.

gas & low carbon energy (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Sales and other operating revenues(a)	10,428	13,243	28,314	21,409
Profit before interest and tax	2,289	2,728	9,637	1,229
Inventory holding (gains) losses*	—	9	(1)	(16)
RC profit before interest and tax	2,289	2,737	9,636	1,213
Net (favourable) adverse impact of adjusting items	(56)	343	(3,947)	5,462
Underlying RC profit before interest and tax	2,233	3,080	5,689	6,675
Taxation on an underlying RC basis	(575)	(717)	(1,536)	(1,726)
Underlying RC profit before interest	1,658	2,363	4,153	4,949
(a)Includes sales to other segments.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,407	1,203	2,847	2,458

Exploration write-offs
Exploration write-offs	(1)	—	(2)	(2)

Adjusted EBITDA*(b)
Total adjusted EBITDA	3,639	4,283	8,534	9,131

Capital expenditure*
gas	697	681	1,344	1,323
low carbon energy	190	142	556	361
Total capital expenditure	887	823	1,900	1,684
(b)A reconciliation to RC profit before interest and tax is provided on page 32.

	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
Production (net of royalties)(c)
Liquids* (mb/d)	103	112	108	116
Natural gas (mmcf/d)	4,641	4,709	4,801	4,803
Total hydrocarbons* (mboe/d)	903	924	936	944
Of which equity-accounted entities:
Liquids (mb/d)	2	2	2	3
Natural gas (mmcf/d)	—	—	—	—
Total hydrocarbons (mboe/d)	2	2	2	3

Average realizations*(d)
Liquids ($/bbl)	73.57	105.50	76.42	95.40
Natural gas ($/mcf)	5.53	8.42	6.49	8.15
Total hydrocarbons* ($/boe)	36.96	55.79	42.01	53.31
(c)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

gas & low carbon energy (continued)

	30 June 2023	30 June 2022

low carbon energy(e)

Renewables (bp net, GW)
Installed renewables capacity*	2.4	2.0

Developed renewables to FID*	6.1	4.4
Renewables pipeline	39.6	25.8
of which by geographical area:
Renewables pipeline – Americas	17.8	16.9
Renewables pipeline – Asia Pacific(f)	12.2	1.4
Renewables pipeline – Europe	9.5	7.2
Renewables pipeline – Other	0.1	0.2
of which by technology:
Renewables pipeline – offshore wind	5.3	5.2
Renewables pipeline – onshore wind	6.3	—
Renewables pipeline – solar	28.1	20.6
Total Developed renewables to FID and Renewables pipeline	45.7	30.1
(e)Because of rounding, some totals may not agree exactly with the sum of their component parts.
(f)30 June 2023 includes 10.3GW of onshore wind and solar pipeline in support of hydrogen.

oil production & operations
Financial results
•Sales and other operating revenues for the second quarter and half year were $5.8 billion and $11.9 billion respectively, compared with $9.5 billion and $17.7 billion for the corresponding periods in 2022. For the second quarter and half year, revenues were lower mainly due to lower realizations.
•The replacement cost (RC) profit before interest and tax for the second quarter and half year was $2,568 million and $5,885 million respectively, compared with $7,237 million and $11,068 million for the same periods in 2022. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $209 million and $211 million respectively, compared with a favourable impact of net adjusting items of $1,335 million and $483 million for the same periods in 2022.
•After adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $2,777 million and $6,096 million respectively, compared with $5,902 million and $10,585 million for the same periods in 2022.
•The underlying RC profit for the second quarter and half year compared to the same periods in 2022, reflects lower realizations, and the impact of portfolio changes, partly offset by higher volumes.
Operational update
•Reported production for the quarter was 1,369mboe/d, 7.5% higher than the second quarter of 2022. Underlying production* for the quarter was 5.5% higher compared with the second quarter of 2022 reflecting bpx energy performance, improved base performance and major projects*.
•Reported production for the half year was 1,365mboe/d, 6.6% higher than the same period of 2022. Underlying production for the half year was 5.8% higher compared with the same period of 2022 reflecting base performance, bpx energy performance and major projects.
Strategic Progress
•During the second quarter bp has been awarded 36 lease blocks in the Gulf of Mexico lease sale 259, which includes 22 leases that may provide options to further enhance our resource positions at Kaskida and Tiber.
•In May bp drilled a successful appraisal well in the southwest part of the Mad Dog field and is considering an extension of the current development through a multi-well tie-back to Argos (bp 60.5% operator).
•Evaluating options to progress a bp operated Tiber development project in the Gulf of Mexico.
•On 28 June the Norwegian Ministry of Petroleum and Energy approved a total of nine plans for development and operation to Aker BP (bp 15.9%), with estimated recoverable reserves to be above 700 million barrels of oil equivalent.
•Construction on the topside (upper) unit of the Azeri Central East (ACE) platform has been completed, sailaway is due to occur in the third quarter 2023. The ACE project is the next stage of development of the giant Azeri-Chirag-Gunashli (ACG) field in the Azerbaijan sector of the Caspian Sea (bp 30.37% operator).
•These events build on the progress announced in our first-quarter results:
◦Azule Energy (bp and Eni’s 50:50 joint venture in Angola) has taken the final investment decision for the Agogo Integrated West Hub Development oil project;
◦MiQ, the non-profit global leader in methane certification, announced that it has independently audited and certified bp as the first energy major in the US to verify the methane intensity of its entire US onshore portfolio of natural gas;
◦bp announced start-up of the Mad Dog Phase 2 Argos platform. bp expects to safely and systematically ramp up production through 2023; and
◦moving forward with concept selection for a bp-operated Kaskida development project in the Gulf of Mexico.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Sales and other operating revenues(a)	5,777	9,504	11,930	17,662
Profit before interest and tax	2,568	7,230	5,886	11,062
Inventory holding (gains) losses*	—	7	(1)	6
RC profit before interest and tax	2,568	7,237	5,885	11,068
Net (favourable) adverse impact of adjusting items	209	(1,335)	211	(483)
Underlying RC profit before interest and tax	2,777	5,902	6,096	10,585
Taxation on an underlying RC basis	(1,413)	(2,295)	(3,179)	(4,207)
Underlying RC profit before interest	1,364	3,607	2,917	6,378
(a)Includes sales to other segments.

oil production & operations (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,370	1,371	2,697	2,800

Exploration write-offs
Exploration write-offs	242	79	293	130

Adjusted EBITDA*(b)
Total adjusted EBITDA	4,389	7,352	9,086	13,515

Capital expenditure*
Total capital expenditure	1,478	1,208	2,998	2,462
(b)A reconciliation to RC profit before interest and tax is provided on page 32.

	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
Production (net of royalties)(c)
Liquids* (mb/d)	1,000	935	1,003	941
Natural gas (mmcf/d)	2,140	1,964	2,100	1,964
Total hydrocarbons* (mboe/d)	1,369	1,274	1,365	1,280
Of which equity-accounted entities:
Liquids (mb/d)	275	110	273	122
Natural gas (mmcf/d)	434	417	433	436
Total hydrocarbons (mboe/d)	350	182	347	198

Average realizations*(d)
Liquids ($/bbl)	69.19	100.34	70.40	92.00
Natural gas(e) ($/mcf)	3.23	9.83	4.90	9.69
Total hydrocarbons(e) ($/boe)	54.57	90.03	58.40	83.52
(c)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment. First half 2022 includes bp’s share of production of Russia joint ventures.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(e)Realizations calculation methodology has been changed to reflect gas price fluctuations within the North Sea region. Second quarter 2022 and first half 2022 were restated. There is no impact on financial results.

customers & products
Financial results
•Sales and other operating revenues for the second quarter and half year were $38.1 billion and $76.9 billion respectively, compared with $55.6 billion and $97.7 billion for the corresponding periods in 2022. The decrease in the second quarter and half year was mainly due to elevated products prices in 2022, and lower volumes in the second quarter and half year of 2023.
•The replacement cost (RC) profit before interest and tax for the second quarter and half year was $555 million and $3,235 million respectively, compared with $3,531 million and $5,512 million for the same periods in 2022. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $241 million and $320 million respectively, compared with an adverse impact of net adjusting items of $475 million and $650 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are an adverse impact of $109 million for the quarter and $32 million for the half year in 2023, compared with an adverse impact of $62 million and $439 million for the same periods in 2022.
•After adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $796 million and $3,555 million respectively, compared with $4,006 million and $6,162 million for the same periods in 2022.
•The customers & products results for the second quarter and half year were significantly lower than the same periods in 2022, primarily reflecting a lower refining result and a weak oil trading performance.
•customers – the convenience and mobility results, excluding Castrol, for the second quarter and half year were higher than the same periods in 2022. The benefits of a stronger performance in retail fuels and year on year growth in convenience, before the uplift from the acquisition of TravelCenters of America, were partially offset by higher costs, including increased expenditure in our transition growth* engines and the impact of inflation.
Castrol results for the second quarter and half year were lower than the same periods in 2022, with the impact of higher margins more than offset by adverse foreign exchange impacts and higher costs.
•products – the products results for the second quarter and half year were lower compared with the same periods in 2022. In refining, the results reflected significantly lower refining margins and a higher level of turnaround activity, compared to the same periods in 2022. The results also reflected a weak contribution from oil trading compared to the exceptional result in the same periods last year.
Operational update
•bp-operated refining availability* for the second quarter and half year was 95.7% and 95.9% respectively, higher compared with 93.9% and 94.4% for the same periods in 2022.
Strategic progress
•In May, bp completed its purchase of TravelCenters of America, one of the biggest networks of highway travel centres in the US, adding a network of 288 sites, strategically located on major highways across the US. The deal is expected to almost double bp's global convenience gross margin* and brings growth opportunities in four of bp's five transition growth* engines.
•In July, bp and Lekkerland extended their successful partnership to deliver REWE To Go stores at Aral retail sites until 2028. This is bp's largest European convenience supply agreement and brings together Germany's largest forecourt brand with one of the country's leading convenience specialists in support of bp’s convenience growth engine delivery.
•EV charge points* installed and energy sold in the first half grew by around 70% and around 170% respectively, compared to the same period last year, with charge points now at more than 27,000.
•In May, Castrol opened its new EV lab at Castrol China Technology Centre in Shanghai, to focus on developing and testing EV fluids. The expansion supports bp’s strategy to drive lower-carbon mobility in China and to help customers achieve their sustainability goals. In addition, in June, Castrol signed a strategic co-operation protocol with Yiwu TNFia, one of the largest automobile service chains in East China, positioning Castrol to expand its share of products in Yiwu TNFia’s large and growing network of auto workshops.
•In May, bp's Cherry Point refinery in the US successfully commissioned the hydrocracker improvement project and cooling water infrastructure project. The new vacuum tower and cooling water tower are now online and are expected to improve availability, reduce maintenance costs and CO2 emissions.
•These events build on the progress announced in our first-quarter results, including:
◦bp signed a new agreement with Rontec, one of the UK’s largest roadside retail networks, to supply around two billion litres of fuel over the next five years to more than 60 of Rontec’s sites;
◦bp pulse signed a strategic collaboration agreement with Iberdrola to accelerate EV charging infrastructure roll-out in Spain and Portugal. bp and Iberdrola intend to form a joint venture with plans to invest up to €1 billion and install 5,000 fast(a) EV charge points by 2025 and around 11,000 by 2030. The formation of the joint venture is subject to regulatory approval;
◦bp announced a new global mobility agreement with Uber, which will see the companies work together to help accelerate Uber’s commitment to become a global zero-tailpipe emissions mobility platform by 2040;
◦bp completed the sale of its 50% interest in the bp-Husky Toledo refinery in Ohio, US, to Cenovus Energy, its partner in the facility.
(a)“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.

customers & products (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Sales and other operating revenues(a)	38,051	55,557	76,933	97,720
Profit (loss) before interest and tax	(177)	5,693	1,901	11,149
Inventory holding (gains) losses*	732	(2,162)	1,334	(5,637)
RC profit before interest and tax	555	3,531	3,235	5,512
Net (favourable) adverse impact of adjusting items	241	475	320	650
Underlying RC profit before interest and tax	796	4,006	3,555	6,162
Of which:(b)
customers – convenience & mobility	701	679	1,092	1,201
Castrol – included in customers	171	223	332	479
products – refining & trading	95	3,327	2,463	4,961
Taxation on an underlying RC basis	(271)	(783)	(1,048)	(1,183)
Underlying RC profit before interest	525	3,223	2,507	4,979
(a)Includes sales to other segments.
(b)A reconciliation to RC profit before interest and tax by business is provided on page 31.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Adjusted EBITDA*(c)
customers – convenience & mobility	1,149	994	1,881	1,842
Castrol – included in customers	213	261	413	556
products – refining & trading	541	3,727	3,365	5,752
	1,690	4,721	5,246	7,594

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	894	715	1,691	1,432

Capital expenditure*
customers – convenience & mobility	1,452	334	1,910	681
Castrol – included in customers	44	43	112	95
products – refining & trading	406	341	938	709
Total capital expenditure	1,858	675	2,848	1,390
(c)A reconciliation to RC profit before interest and tax by business is provided on page 31.

Retail(d)	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
bp retail sites* – total (#)	21,100	20,600	21,100	20,600
Strategic convenience sites*	2,750	2,200	2,750	2,200
(d)Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
US	1,275	1,163	1,177	1,138
Europe	1,056	1,032	1,015	958
Rest of World	472	439	467	455
	2,803	2,634	2,659	2,551
Trading/supply sales of refined products	353	369	343	361
Total sales volume of refined products	3,156	3,003	3,002	2,912

customers & products (continued)

Refining marker margin*	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
bp average refining marker margin (RMM)(e) ($/bbl)	24.7	45.5	26.4	32.2
(e)The RMM in the quarter is calculated based on bp’s current refinery portfolio. On a comparative basis, the second quarter and half year 2022 RMM would be $45.4/bbl and $32.5/bbl respectively.

Refinery throughputs (mb/d)	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
US	638	637	662	698
Europe	726	841	779	824
Rest of World	—	2	—	43
Total refinery throughputs	1,364	1,480	1,441	1,565
bp-operated refining availability* (%)	95.7	93.9	95.9	94.4

other businesses & corporate
Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. It also includes Rosneft results up to 27 February 2022.
Financial results
•The replacement cost (RC) loss before interest and tax for the second quarter and half year was $297 million and $387 million respectively, compared with $1,028 million and $25,747 million for the same periods in 2022. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $127 million and a favourable impact of net adjusting items of $79 million respectively, compared with an adverse impact of net adjusting items of $827 million and $25,287 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects* which are an adverse impact of $48 million for the quarter and a favourable impact of $197 million for the half year in 2023, an adverse impact of $686 million and $1,111 million for the same periods in 2022. The adjusting items for the half year in 2022 mainly relate to Rosneft.
•After adjusting RC loss for net adjusting items, the underlying RC loss before interest and tax* for the second quarter and half year was $170 million and $466 million respectively, compared with $201 million and $460 million for the same periods in 2022.
Strategic progress
•In June bp ventures invested $10 million in WasteFuel, which is planning to develop a global network of plants to convert municipal and agricultural waste into bio-methanol, a biofuel which could play a significant role in decarbonizing hard-to-abate sectors like shipping.
•In April bp ventures completed the investment of €7.5 million in Service4Charger, which offers intelligent, scalable e-mobility solutions and full-service implementation, including the planning, installation, operation, and maintenance of charging infrastructure for electric vehicles (EVs).
•These events build on the progress announced in our first-quarter results in which bp ventures invested $11 million in Magenta Mobility, one of India’s largest providers of electric mobility for last-mile delivery, the journey from hub to customer.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	(297)	(1,028)	(387)	(25,747)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	(297)	(1,028)	(387)	(25,747)
Net (favourable) adverse impact of adjusting items(a)	127	827	(79)	25,287
Underlying RC profit (loss) before interest and tax	(170)	(201)	(466)	(460)
Taxation on an underlying RC basis	10	167	39	190
Underlying RC profit (loss) before interest	(160)	(34)	(427)	(270)
(a)Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 37 for more information.

other businesses & corporate (excluding Rosneft)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	(297)	(1,028)	(387)	(1,714)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	(297)	(1,028)	(387)	(1,714)
Net (favourable) adverse impact of adjusting items	127	827	(79)	1,254
Underlying RC profit (loss) before interest and tax	(170)	(201)	(466)	(460)
Taxation on an underlying RC basis	10	167	39	190
Underlying RC profit (loss) before interest	(160)	(34)	(427)	(270)

other businesses & corporate (continued)
other businesses & corporate (Rosneft)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	—	—	—	(24,033)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	—	—	—	(24,033)
Net (favourable) adverse impact of adjusting items	—	—	—	24,033
Underlying RC profit (loss) before interest and tax	—	—	—	—
Taxation on an underlying RC basis	—	—	—	—
Underlying RC profit (loss) before interest	—	—	—	—

Financial statements
Group income statement

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022

Sales and other operating revenues (Note 6)	48,538	67,866	104,720	117,124
Earnings from joint ventures – after interest and tax	360	62	555	441
Earnings from associates – after interest and tax	231	127	404	998
Interest and other income	378	142	626	336
Gains on sale of businesses and fixed assets	(28)	1,309	125	1,827
Total revenues and other income	49,479	69,506	106,430	120,726
Purchases	29,172	39,141	58,294	66,949
Production and manufacturing expenses	6,231	7,601	13,213	14,576
Production and similar taxes	404	624	878	1,129
Depreciation, depletion and amortization (Note 7)	3,923	3,512	7,723	7,137
Net impairment and losses on sale of businesses and fixed assets (Note 3)	1,269	445	1,357	26,476
Exploration expense	293	128	399	220
Distribution and administration expenses	3,834	3,453	7,581	6,533
Profit (loss) before interest and taxation	4,353	14,602	16,985	(2,294)
Finance costs	920	556	1,763	1,220
Net finance (income) expense relating to pensions and other post-retirement benefits	(61)	(17)	(119)	(37)
Profit (loss) before taxation	3,494	14,063	15,341	(3,477)
Taxation	1,541	4,527	4,966	7,057
Profit (loss) for the period	1,953	9,536	10,375	(10,534)
Attributable to
bp shareholders	1,792	9,257	10,010	(11,127)
Non-controlling interests	161	279	365	593
	1,953	9,536	10,375	(10,534)

Earnings per share (Note 8)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	10.22	47.74	56.53	(57.21)
Diluted	10.01	47.18	55.40	(57.21)
Per ADS (dollars)
Basic	0.61	2.86	3.39	(3.43)
Diluted	0.60	2.83	3.32	(3.43)

Condensed group statement of comprehensive income

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022

Profit (loss) for the period	1,953	9,536	10,375	(10,534)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	11	(2,454)	464	(4,203)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	—	—	—	10,791
Cash flow hedges and costs of hedging	(56)	99	490	321
Share of items relating to equity-accounted entities, net of tax	(27)	59	(230)	144
Income tax relating to items that may be reclassified	71	(70)	(5)	(172)
	(1)	(2,366)	719	6,881
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	(855)	(392)	(942)	1,736
Cash flow hedges that will subsequently be transferred to the balance sheet	—	(3)	—	(4)
Income tax relating to items that will not be reclassified	308	179	331	(489)
	(547)	(216)	(611)	1,243
Other comprehensive income	(548)	(2,582)	108	8,124
Total comprehensive income	1,405	6,954	10,483	(2,410)
Attributable to
bp shareholders	1,240	6,742	10,101	(2,936)
Non-controlling interests	165	212	382	526
	1,405	6,954	10,483	(2,410)

(a)Second quarter 2022 is principally affected by movements in the Pound Sterling against the US dollar. First half 2022 principally affected by movements in the Pound Sterling and Russian rouble against the US dollar.
(b)First half 2022 predominantly relates to the loss of significant influence over Rosneft.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	10,101	288	94	10,483
Dividends	(2,348)	—	(135)	(2,483)
Repurchase of ordinary share capital	(5,166)	—	—	(5,166)
Share-based payments, net of tax	205	—	—	205
Issue of perpetual hybrid bonds	(1)	133	—	132
Payments on perpetual hybrid bonds	(5)	(409)	—	(414)
Transactions involving non-controlling interests, net of tax	—	—	(144)	(144)
At 30 June 2023	70,339	13,402	1,862	85,603

	bp shareholders’	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	(2,936)	254	272	(2,410)
Dividends	(2,130)	—	(128)	(2,258)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Issue of ordinary share capital(b)	820	—	—	820
Repurchase of ordinary share capital	(4,490)	—	—	(4,490)
Share-based payments, net of tax	380	—	—	380
Issue of perpetual hybrid bonds	(2)	130	—	128
Payments on perpetual hybrid bonds	15	(394)	—	(379)
Transactions involving non-controlling interests, net of tax	(510)	—	(156)	(666)
At 30 June 2022	66,609	13,031	1,923	81,563

(a)In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to the profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia.
(b)Relates to ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.

Group balance sheet

	30 June	31 December
$ million	2023	2022
Non-current assets
Property, plant and equipment	108,126	106,044
Goodwill	12,206	11,960
Intangible assets	10,447	10,200
Investments in joint ventures	13,081	12,400
Investments in associates	7,941	8,201
Other investments	2,328	2,670
Fixed assets	154,129	151,475
Loans	1,468	1,271
Trade and other receivables	1,209	1,092
Derivative financial instruments	10,655	12,841
Prepayments	685	576
Deferred tax assets	3,747	3,908
Defined benefit pension plan surpluses	8,860	9,269
	180,753	180,432
Current assets
Loans	304	315
Inventories	23,349	28,081
Trade and other receivables	27,701	34,010
Derivative financial instruments	12,042	11,554
Prepayments	1,673	2,092
Current tax receivable	660	621
Other investments	671	578
Cash and cash equivalents	28,914	29,195
	95,314	106,446
Assets classified as held for sale (Note 3)	—	1,242
	95,314	107,688
Total assets	276,067	288,120
Current liabilities
Trade and other payables	56,183	63,984
Derivative financial instruments	6,351	12,618
Accruals	6,004	6,398
Lease liabilities	2,465	2,102
Finance debt	2,338	3,198
Current tax payable	3,550	4,065
Provisions	4,574	6,332
	81,465	98,697
Liabilities directly associated with assets classified as held for sale (Note 3)	—	321
	81,465	99,018
Non-current liabilities
Other payables	9,282	10,387
Derivative financial instruments	11,071	13,537
Accruals	1,245	1,233
Lease liabilities	8,496	6,447
Finance debt	47,400	43,746
Deferred tax liabilities	10,648	10,526
Provisions	15,572	14,992
Defined benefit pension plan and other post-retirement benefit plan deficits	5,285	5,244
	108,999	106,112
Total liabilities	190,464	205,130
Net assets	85,603	82,990
Equity
bp shareholders’ equity	70,339	67,553
Non-controlling interests	15,264	15,437
Total equity	85,603	82,990

Condensed group cash flow statement

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Operating activities
Profit (loss) before taxation	3,494	14,063	15,341	(3,477)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,164	3,591	8,014	7,265
Net impairment and (gain) loss on sale of businesses and fixed assets	1,297	(864)	1,232	24,649
Earnings from equity-accounted entities, less dividends received	(31)	72	(30)	(1,021)
Net charge for interest and other finance expense, less net interest paid	102	(46)	165	138
Share-based payments	243	208	221	378
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(47)	(36)	(90)	(182)
Net charge for provisions, less payments	(221)	796	(1,320)	1,280
Movements in inventories and other current and non-current assets and liabilities	(742)	(4,416)	(4,497)	(6,187)
Income taxes paid	(1,966)	(2,505)	(5,121)	(3,770)
Net cash provided by operating activities	6,293	10,863	13,915	19,073
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,453)	(2,666)	(6,582)	(5,268)
Acquisitions, net of cash acquired (Note 2)	(804)	3	(752)	(5)
Investment in joint ventures	(50)	(159)	(590)	(453)
Investment in associates	(7)	(16)	(15)	(41)
Total cash capital expenditure	(4,314)	(2,838)	(7,939)	(5,767)
Proceeds from disposal of fixed assets	28	202	43	670
Proceeds from disposal of businesses, net of cash disposed	60	111	845	660
Proceeds from loan repayments	21	16	27	45
Cash provided from investing activities	109	329	915	1,375
Net cash used in investing activities	(4,205)	(2,509)	(7,024)	(4,392)
Financing activities
Net issue (repurchase) of shares (Note 8)	(2,073)	(2,288)	(4,521)	(3,880)
Lease liability payments	(620)	(472)	(1,175)	(970)
Proceeds from long-term financing	3,643	—	6,038	2,002
Repayments of long-term financing	(2,828)	(4,573)	(3,627)	(5,465)
Net increase (decrease) in short-term debt	(348)	(688)	(877)	(964)
Issue of perpetual hybrid bonds	87	62	132	128
Payments relating to perpetual hybrid bonds	(250)	(161)	(486)	(309)
Payments relating to transactions involving non-controlling interests (Other interest)	—	(1)	(180)	(6)
Receipts relating to transactions involving non-controlling interests (Other interest)	2	—	9	7
Dividends paid - bp shareholders	(1,153)	(1,062)	(2,336)	(2,130)
- non-controlling interests	(67)	(63)	(135)	(128)
Net cash provided by (used in) financing activities	(3,607)	(9,246)	(7,158)	(11,715)
Currency translation differences relating to cash and cash equivalents	—	(414)	(14)	(539)
Increase (decrease) in cash and cash equivalents	(1,519)	(1,306)	(281)	2,427
Cash and cash equivalents at beginning of period	30,433	34,414	29,195	30,681
Cash and cash equivalents at end of period	28,914	33,108	28,914	33,108

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2022 included in BP Annual Report and Form 20-F 2022.
The directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.
bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU except for Pillar Two amendments noted below. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2023 which are the same as those used in preparing BP Annual Report and Form 20-F 2022.
In May 2023 the IASB issued International Tax Reform – Pillar Two Model Rules - Amendments to IAS 12 Income Taxes to clarify the application of IAS 12 to tax legislation enacted or substantively enacted to implement Pillar Two of the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which aims to address the tax challenges arising from the digitalisation of the economy. The amendments include a mandatory temporary exception from accounting for deferred tax on such tax law. The amendments were adopted by the UK in July and are yet to be adopted by the EU, however no impact is expected on the financial statements for 2023.
There are no other new or amended standards or interpretations adopted from 1 January 2023 onwards, including IFRS 17 'Insurance Contracts,' that have a significant impact on the financial information.
In July 2023 the UK government enacted legislation to implement the Pillar Two rules. The legislation is effective for bp from 1 January 2024 and includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the group operates. Similar legislation is being enacted by other governments around the world. As a result of the amendments to IAS 12, no impact is expected on the financial statements in 2023, and work is ongoing to assess the potential impact in the 2024 financial statements.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2022. These have been subsequently considered at the end of each quarter to determine if any changes were required to those judgements and estimates. No significant changes were identified.
Investment in Rosneft
Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. It is considered by management that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft and the other businesses with Rosneft within Russia as at 30 June 2023.

Note 2. Business combinations
The group undertook a number of business combinations during the first half of 2023. Total consideration paid in cash for the second quarter and half year 2023 amounted to $1,313 million and $1,250 million respectively, offset by cash acquired of $509 million and $498 million respectively.
The provisional fair value of the net assets (including goodwill) recognized from business combinations, inclusive of measurement period adjustments for business combinations in previous periods, for the half year 2023 was $1,223 million. This principally related to the acquisition of TravelCenters of America.

Note 3. Non-current assets held for sale
There were no assets or liabilities classified as held for sale at 30 June 2023.

Note 4. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the second quarter and half year were $1,269 million and $1,357 million respectively, compared with net charges of $445 million and $26,476 million for the same periods in 2022 and include net impairment charges for the second quarter and half year of $1,208 million and $1,167 million respectively, compared with net charges of $402 million and $14,788 million for the same periods in 2022.
Second quarter and half year 2023 impairments includes a net impairment charge of $1,058 million and $1,060 million respectively, compared with net charges of $265 million and $517 million for the same periods in 2022 in the gas & low carbon energy segment.
The impairment charge and the loss on sale of businesses and fixed assets for 2022 mainly relates to bp's investment in Rosneft, which has been reported in other businesses and corporate.

Note 5. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
gas & low carbon energy	2,289	2,737	9,636	1,213
oil production & operations	2,568	7,237	5,885	11,068
customers & products	555	3,531	3,235	5,512
other businesses & corporate	(297)	(1,028)	(387)	(25,747)
	5,115	12,477	18,369	(7,954)
Consolidation adjustment – UPII*	(30)	(21)	(52)	13
	5,085	12,456	18,317	(7,941)
Inventory holding gains (losses)*
gas & low carbon energy	—	(9)	1	16
oil production & operations	—	(7)	1	(6)
customers & products	(732)	2,162	(1,334)	5,637
Profit (loss) before interest and tax	4,353	14,602	16,985	(2,294)
Finance costs	920	556	1,763	1,220
Net finance expense/(income) relating to pensions and other post-retirement benefits	(61)	(17)	(119)	(37)
Profit (loss) before taxation	3,494	14,063	15,341	(3,477)

RC profit (loss) before interest and tax*
US	2,244	3,322	5,319	5,599
Non-US	2,841	9,134	12,998	(13,540)
	5,085	12,456	18,317	(7,941)

Note 6. Sales and other operating revenues

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
By segment
gas & low carbon energy	10,428	13,243	28,314	21,409
oil production & operations	5,777	9,504	11,930	17,662
customers & products	38,051	55,557	76,933	97,720
other businesses & corporate	590	516	1,328	968
	54,846	78,820	118,505	137,759

Less: sales and other operating revenues between segments
gas & low carbon energy	840	1,621	1,376	3,569
oil production & operations	5,236	8,753	11,497	15,789
customers & products	(180)	392	(36)	1,084
other businesses & corporate	412	188	948	193
	6,308	10,954	13,785	20,635

External sales and other operating revenues
gas & low carbon energy	9,588	11,622	26,938	17,840
oil production & operations	541	751	433	1,873
customers & products	38,231	55,165	76,969	96,636
other businesses & corporate	178	328	380	775
Total sales and other operating revenues	48,538	67,866	104,720	117,124

By geographical area
US	20,065	27,331	39,225	46,483
Non-US	38,492	54,331	84,842	97,128
	58,557	81,662	124,067	143,611
Less: sales and other operating revenues between areas	10,019	13,796	19,347	26,487
	48,538	67,866	104,720	117,124

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	520	2,034	1,157	4,178
Oil products	31,218	43,267	61,359	75,018
Natural gas, LNG and NGLs	5,841	8,944	15,485	19,624
Non-oil products and other revenues from contracts with customers	2,750	1,825	4,622	4,170
Revenue from contracts with customers	40,329	56,070	82,623	102,990
Other operating revenues(a)	8,209	11,796	22,097	14,134
Total sales and other operating revenues	48,538	67,866	104,720	117,124

(a)Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 7. Depreciation, depletion and amortization

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,407	1,203	2,847	2,458
oil production & operations	1,370	1,371	2,697	2,800
customers & products	894	715	1,691	1,432
other businesses & corporate	252	223	488	447
	3,923	3,512	7,723	7,137
Total depreciation, depletion and amortization by geographical area
US	1,338	1,159	2,592	2,242
Non-US	2,585	2,353	5,131	4,895
	3,923	3,512	7,723	7,137

Note 8. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2022 annual general meeting, 329 million ordinary shares repurchased for cancellation were settled during the second quarter 2023 for a total cost of $2,073 million. A further 152 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $917 million. This amount, plus a further $224 million, has been accrued at 30 June 2023. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Results for the period
Profit (loss) for the period attributable to bp shareholders	1,792	9,257	10,010	(11,127)
Less: preference dividend	1	1	1	1
Profit (loss) attributable to bp ordinary shareholders	1,791	9,256	10,009	(11,128)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	17,523,778	19,388,427	17,706,388	19,451,040
ADS equivalent(c)	2,920,629	3,231,404	2,951,064	3,241,840

Weighted average number of shares outstanding used to calculate diluted earnings per share	17,900,984	19,619,628	18,068,256	19,451,040
ADS equivalent(c)	2,983,497	3,269,938	3,011,376	3,241,840

Shares in issue at period-end	17,379,366	19,135,400	17,379,366	19,135,400
ADS equivalent(c)	2,896,561	3,189,233	2,896,561	3,189,233
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the first half 2022 are 202,620 thousand (ADS equivalent 33,770 thousand).
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 30 June 2023 comprised 17,446,784,783 ordinary shares (31 December 2022 18,157,211,814 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 936,028,077 ordinary shares which have been bought back and are held in treasury by BP (31 December 2022 940,571,303 ordinary shares).

Note 9. Dividends
Dividends payable
BP today announced an interim dividend of 7.270 cents per ordinary share which is expected to be paid on 22 September 2023 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 11 August 2023. The ex-dividend date will be 10 August 2023. The corresponding amount in sterling is due to be announced on 5 September 2023, calculated based on the average of the market exchange rates over three dealing days between 30 August 2023 and 1 September 2023. Holders of ADSs are expected to receive $0.43620 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2023 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the second quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
Dividends paid per ordinary share
cents	6.610	5.460	13.220	10.920
pence	5.309	4.356	10.860	8.515
Dividends paid per ADS (cents)	39.66	32.76	79.32	65.52

Note 10. Net debt

Net debt*	Second	Second	Fourth	First	First
	quarter	quarter	quarter	half	half
$ million	2023	2022	2022	2023	2022
Finance debt(a)	49,738	52,866	46,944	49,738	52,866
Fair value (asset) liability of hedges related to finance debt(b)	2,836	3,058	3,673	2,836	3,058
	52,574	55,924	50,617	52,574	55,924
Less: cash and cash equivalents	28,914	33,108	29,195	28,914	33,108
Net debt(c)	23,660	22,816	21,422	23,660	22,816
Total equity	85,603	81,563	82,990	85,603	81,563
Gearing*	21.7%	21.9%	20.5%	21.7%	21.9%
(a)The fair value of finance debt at 30 June 2023 was $45,580 million (30 June 2022 $49,056 million, 31 December 2022 $42,590 million).
(b)Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $98 million at 30 June 2023 (second quarter 2022 liability of $246 million, fourth quarter 2022 liability of $91 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

As part of actively managing its debt portfolio, in the second quarter the group bought back $1.7 billion equivalent of finance debt consisting entirely of euro bonds (second quarter 2022 $4.5 billion USD bonds). Year to date the group has bought back a total of $1.7 billion equivalent of finance debt ($4.5 billion for the comparative period in 2022). Derivatives associated with non-US dollar debt bought back were also terminated. These transactions have no significant impact on net debt or gearing.
Note 11. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 31 July 2023, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2023.

Additional information
Capital expenditure*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Capital expenditure
Organic capital expenditure*	3,233	2,845	6,728	5,418
Inorganic capital expenditure*(a)	1,081	(7)	1,211	349
	4,314	2,838	7,939	5,767

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Capital expenditure by segment
gas & low carbon energy	887	823	1,900	1,684
oil production & operations	1,478	1,208	2,998	2,462
customers & products(a)	1,858	675	2,848	1,390
other businesses & corporate	91	132	193	231
	4,314	2,838	7,939	5,767
Capital expenditure by geographical area
US	2,661	1,253	4,358	2,350
Non-US	1,653	1,585	3,581	3,417
	4,314	2,838	7,939	5,767
(a)Second quarter and first half 2023 include $1.1 billion, net of adjustments, in respect of the TravelCenters of America acquisition.

Adjusting items*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
gas & low carbon energy
Gains on sale of businesses and fixed assets	1	—	16	9
Net impairment and losses on sale of businesses and fixed assets(a)	(1,058)	(265)	(1,060)	(517)
Environmental and other provisions	—	—	—	—
Restructuring, integration and rationalization costs	1	1	1	5
Fair value accounting effects(b)(c)	1,222	(74)	5,156	(5,089)
Other	(110)	(5)	(166)	130
	56	(343)	3,947	(5,462)
oil production & operations
Gains on sale of businesses and fixed assets(d)	(31)	1,278	106	1,527
Net impairment and losses on sale of businesses and fixed assets	(140)	268	(132)	(936)
Environmental and other provisions	(44)	(204)	(93)	(146)
Restructuring, integration and rationalization costs	(1)	(7)	(1)	(17)
Fair value accounting effects	—	—	—	—
Other	7	—	(91)	55
	(209)	1,335	(211)	483
customers & products
Gains on sale of businesses and fixed assets	2	31	3	292
Net impairment and losses on sale of businesses and fixed assets	(36)	(434)	(119)	(447)
Environmental and other provisions	(1)	(35)	(11)	(35)
Restructuring, integration and rationalization costs	1	9	(1)	10
Fair value accounting effects(c)	(109)	(62)	(32)	(439)
Other	(98)	16	(160)	(31)
	(241)	(475)	(320)	(650)
other businesses & corporate
Gains on sale of businesses and fixed assets	—	—	—	(1)
Net impairment and losses on sale of businesses and fixed assets	(31)	(15)	(37)	(16)
Environmental and other provisions	(17)	(89)	(31)	(92)
Restructuring, integration and rationalization costs	—	(3)	(10)	10
Fair value accounting effects(c)	(48)	(686)	197	(1,111)
Rosneft	—	—	—	(24,033)
Gulf of Mexico oil spill	(18)	(21)	(27)	(40)
Other	(13)	(13)	(13)	(4)
	(127)	(827)	79	(25,287)

Total before interest and taxation	(521)	(310)	3,495	(30,916)
Finance costs(e)	(119)	(30)	(223)	(188)
Total before taxation	(640)	(340)	3,272	(31,104)
Taxation on adjusting items(f)	160	(461)	(45)	1,010
Taxation – tax rate change effect of UK energy profits levy(g)	232	—	232	—
Total after taxation for period(h)	(248)	(801)	3,459	(30,094)
(a)See Note 4 for further information.
(b)Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(c)For further information, including the nature of fair value accounting effects reported in each segment, see pages 5, 8 and 37.
(d)Second quarter and first half 2022 include gains of $904 million related to the deemed disposal of 12% of the group's interest in Aker BP, an associate of bp, following completion of Aker BP's acquisition of Lundin Energy, and $361 million in relation to the disposal of the group's interest in the Rumaila field in Iraq to Basra Energy Company, an associate of bp.
(e)Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables, the income statement impact associated with the buyback of finance debt (see Note 10 for further information) and temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt.
(f)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(g)Second quarter 2023 includes a revision to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at 31 December 2022 that are expected to unwind over the period 1 January 2023 to 31 March 2028. The EPL increases the headline rate of tax to 75% and applies to taxable profits from bp’s North Sea business made from 1 January 2023 until 31 March 2028.
(h)Second quarter and first half 2023 include a $34-million charge and a $78-million charge respectively for the EU Solidarity Contribution.

Net debt including leases

Net debt including leases*	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2023	2023	2022	2023	2022
Net debt	23,660	21,232	22,816	23,660	22,816
Lease liabilities	10,961	8,605	8,056	10,961	8,056
Net partner (receivable) payable for leases entered into on behalf of joint operations	(136)	19	14	(136)	14
Net debt including leases	34,485	29,856	30,886	34,485	30,886
Total equity	85,603	87,181	81,563	85,603	81,563
Gearing including leases*	28.7%	25.5%	27.5%	28.7%	27.5%

Gulf of Mexico oil spill

	30 June	31 December
$ million	2023	2022
Gulf of Mexico oil spill payables and provisions	(8,549)	(9,566)
Of which - current	(1,111)	(1,216)

Deferred tax asset	1,293	1,444
During the second quarter pre-tax payments of $1,204 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2022 - Financial statements - Notes 7, 22, 23, 29, and 33.

Surplus cash flow* components

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Sources:
Net cash provided by operating activities	6,293	10,863	13,915	19,073
Cash provided from investing activities	109	329	915	1,375
Other(a)	(42)	529	(101)	485
	6,360	11,721	14,738	20,940

Uses:
Lease liability payments	(620)	(472)	(1,175)	(970)
Payments on perpetual hybrid bonds	(250)	(161)	(486)	(309)
Dividends paid – BP shareholders	(1,153)	(1,062)	(2,336)	(2,130)
– non-controlling interests	(67)	(63)	(135)	(128)
Total capital expenditure*	(4,314)	(2,838)	(7,939)	(5,767)
Net repurchase of shares relating to employee share schemes	(225)	—	(450)	(500)
Payments relating to transactions involving non-controlling interests	—	(1)	(180)	(6)
Currency translation differences relating to cash and cash equivalents	—	(414)	(14)	(539)
	(6,629)	(5,011)	(12,715)	(10,349)
(a)Other includes adjustments for net operating cash received or paid which is held on behalf of third parties for medium-term deferred payment and prior periods have been adjusted accordingly. Second quarter and first half 2022 include $409 million and $573 million respectively of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds were recognized as the potential recourse reduces and by end second quarter 2022 all were recognized.

Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Profit (loss) for the period	1,953	9,536	10,375	(10,534)
Finance costs	920	556	1,763	1,220
Net finance (income) expense relating to pensions and other post-retirement benefits	(61)	(17)	(119)	(37)
Taxation	1,541	4,527	4,966	7,057
Profit (loss) before interest and tax	4,353	14,602	16,985	(2,294)
Inventory holding (gains) losses*, before tax	732	(2,146)	1,332	(5,647)
	5,085	12,456	18,317	(7,941)
Net (favourable) adverse impact of adjusting items*, before interest and tax	521	310	(3,495)	30,916
	5,606	12,766	14,822	22,975
Add back:
Depreciation, depletion and amortization	3,923	3,512	7,723	7,137
Exploration expenditure written off	241	79	291	128
Adjusted EBITDA	9,770	16,357	22,836	30,240

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
RC profit before interest and tax for customers & products	555	3,531	3,235	5,512
Less: Adjusting items* gains (charges)	(241)	(475)	(320)	(650)
Underlying RC profit before interest and tax for customers & products	796	4,006	3,555	6,162
By business:
customers – convenience & mobility	701	679	1,092	1,201
Castrol – included in customers	171	223	332	479
products – refining & trading	95	3,327	2,463	4,961

Add back: Depreciation, depletion and amortization	894	715	1,691	1,432
By business:
customers – convenience & mobility	448	315	789	641
Castrol – included in customers	42	38	81	77
products – refining & trading	446	400	902	791

Adjusted EBITDA for customers & products	1,690	4,721	5,246	7,594
By business:
customers – convenience & mobility	1,149	994	1,881	1,842
Castrol – included in customers	213	261	413	556
products – refining & trading	541	3,727	3,365	5,752

Reconciliation of gas & low carbon energy and oil production & operations RC profit before interest and tax to adjusted EBITDA*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
gas & low carbon energy
RC profit before interest and tax	2,289	2,737	9,636	1,213
Less: Net favourable (adverse) impact of adjusting items*	56	(343)	3,947	(5,462)
Underlying RC profit before interest and tax*	2,233	3,080	5,689	6,675
Add back: Depreciation, depletion and amortization	1,407	1,203	2,847	2,458
Exploration write-offs	(1)	—	(2)	(2)
Adjusted EBITDA	3,639	4,283	8,534	9,131

oil production & operations
RC profit before interest and tax	2,568	7,237	5,885	11,068
Less: Net favourable (adverse) impact of adjusting items	(209)	1,335	(211)	483
Underlying RC profit before interest and tax	2,777	5,902	6,096	10,585
Add back: Depreciation, depletion and amortization	1,370	1,371	2,697	2,800
Exploration write-offs	242	79	293	130
Adjusted EBITDA	4,389	7,352	9,086	13,515

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	Second	Second	First	First
	quarter	quarter	half	half
Per ordinary share (cents)	2023	2022	2023	2022
Profit (loss) for the period attributable to bp shareholders	10.22	47.74	56.53	(57.21)
Inventory holding (gains) losses*, before tax	4.18	(11.07)	7.52	(29.03)
Taxation charge (credit) on inventory holding gains and losses	(1.05)	2.78	(1.87)	7.07
	13.35	39.45	62.18	(79.17)
Net (favourable) adverse impact of adjusting items*, before tax	3.65	1.75	(18.48)	159.91
Taxation charge (credit) on adjusting items	(2.23)	2.38	(1.05)	(5.19)
Underlying RC profit (loss)	14.77	43.58	42.65	75.55

	Second	Second	First	First
	quarter	quarter	half	half
Per ADS (dollars)	2023	2022	2023	2022
Profit (loss) for the period attributable to bp shareholders	0.61	2.86	3.39	(3.43)
Inventory holding (gains) losses, before tax	0.25	(0.66)	0.45	(1.74)
Taxation charge (credit) on inventory holding gains and losses	(0.06)	0.17	(0.11)	0.42
	0.80	2.37	3.73	(4.75)
Net (favourable) adverse impact of adjusting items, before tax	0.22	0.10	(1.11)	9.59
Taxation charge (credit) on adjusting items	(0.13)	0.14	(0.06)	(0.31)
Underlying RC profit (loss)	0.89	2.61	2.56	4.53

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss* and underlying ETR*

Taxation (charge) credit	Second	Second	First	First
	quarter	quarter	half	half
$ million	2023	2022	2023	2022
Taxation on profit or loss before taxation	(1,541)	(4,527)	(4,966)	(7,057)
Taxation on inventory holding gains and losses	183	(539)	331	(1,376)
Taxation on a replacement cost (RC) profit or loss basis	(1,724)	(3,988)	(5,297)	(5,681)
Total taxation on adjusting items	392	(461)	187	1,010
Taxation on underlying replacement cost profit or loss	(2,116)	(3,527)	(5,484)	(6,691)

Effective tax rate	Second	Second	First	First
	quarter	quarter	half	half
%	2023	2022	2023	2022
ETR on profit or loss before taxation	44	32	32	(203)
Adjusted for inventory holding gains or losses	(3)	1	—	141
ETR on RC profit or loss	41	33	32	(62)
Excluding adjusting items	2	(4)	9	92
Underlying ETR	43	29	41	30

Realizations* and marker prices

	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
Average realizations(a)
Liquids* ($/bbl)
US	60.53	89.80	61.59	80.41
Europe	75.14	113.92	77.06	108.72
Rest of World	79.35	106.77	80.98	97.82
BP Average	69.76	100.94	71.17	92.41
Natural gas ($/mcf)
US	1.58	6.28	2.01	5.12
Europe(b)	12.46	26.78	19.80	30.73
Rest of World	5.53	8.42	6.49	8.15
BP Average(b)	4.91	8.77	6.06	8.52
Total hydrocarbons* ($/boe)
US	40.84	69.71	42.89	61.21
Europe(b)	74.20	129.12	90.00	132.87
Rest of World	45.97	71.65	50.37	66.98
BP Average(b)	46.27	74.65	50.62	69.73
Average oil marker prices ($/bbl)
Brent	78.05	113.93	79.66	107.94
West Texas Intermediate	73.56	108.77	74.76	101.99
Western Canadian Select	60.07	90.25	58.37	85.08
Alaska North Slope	78.26	112.17	78.64	104.15
Mars	73.17	105.27	73.70	99.35
Urals (NWE – cif)	54.56	77.29	50.24	82.40
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	2.09	7.17	2.77	6.06
UK Gas – National Balancing Point (p/therm)	83.18	130.11	107.76	182.73
(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Realizations calculation methodology has been changed to reflect gas price fluctuations within the North Sea region. Second quarter 2022 and first half 2022 were restated. There is no impact on financial results.
(c)Henry Hub First of Month Index.

Exchange rates

	Second	Second	First	First
	quarter	quarter	half	half
	2023	2022	2023	2022
$/£ average rate for the period	1.25	1.26	1.23	1.30
$/£ period-end rate	1.26	1.21	1.26	1.21

$/€ average rate for the period	1.09	1.06	1.08	1.09
$/€ period-end rate	1.09	1.05	1.09	1.05

$/AUD average rate for the period	0.67	0.71	0.68	0.72
$/AUD period-end rate	0.66	0.69	0.66	0.69

Principal risks and uncertainties
The principal risks and uncertainties affecting bp are described in the Risk factors section of bp Annual Report and Form 20-F 2022 (pages 73-75) and are summarized below. There are no material changes in those principal risks and uncertainties for the remaining six months of the financial year.
The risks and uncertainties summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
•Prices and markets – our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
•Accessing and progressing hydrocarbon resources and low carbon opportunities – inability to access and progress hydrocarbon resources and low carbon opportunities could adversely affect delivery of our strategy.
•Major project* delivery – failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.
•Geopolitical – exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.
•Liquidity, financial capacity and financial, including credit, exposure – failure to work within our financial framework could impact our ability to operate and result in financial loss.
•Joint arrangements and contractors – varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.
•Digital infrastructure, cyber security and data protection – breach or failure of our or third parties’ digital infrastructure or cyber security, including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.
•Climate change and the transition to a lower carbon economy – developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change and the transition to a lower carbon economy could increase costs, reduce revenues, constrain our operations and affect our business plans and financial performance.
•Competition – inability to remain efficient, maintain a high-quality portfolio of assets and innovate could negatively impact delivery of our strategy in a highly competitive market.
•Talent and capability – inability to attract, develop and retain people with necessary skills and capabilities could negatively impact delivery of our strategy.
•Crisis management and business continuity – failure to address an incident effectively could potentially disrupt our business.
•Insurance – our insurance strategy could expose the group to material uninsured losses.

Safety and operational risks
•Process safety, personal safety, and environmental risks – exposure to a wide range of health, safety, security and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.
•Drilling and production – challenging operational environments and other uncertainties could impact drilling and production activities.
•Security – hostile acts against our employees and activities could cause harm to people and disrupt our operations.
•Product quality – supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Compliance and control risks
•Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.
•Regulation – changes in the law and regulation could increase costs, constrain our operations and affect our strategy, business plans and financial performance.
•Trading and treasury trading activities – ineffective oversight of trading and treasury trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation and affect our permissions to trade.
•Reporting – failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

Legal proceedings
The following discussion sets out the material developments in the group’s material legal proceedings during the first half of 2023. For a full discussion of the group’s material legal proceedings, see pages 258-259 of bp Annual Report and Form 20-F 2022.
Other legal proceedings
Climate change BP p.l.c., BP America Inc. and BP Products North America Inc. are co-defendants with other oil and gas companies in over 20 lawsuits brought in various state and federal courts on behalf of various governmental and private parties. The lawsuits generally assert claims under a variety of legal theories seeking to hold the defendant companies responsible for impacts allegedly caused by and/or relating to climate change. Underlying many of the legal theories are allegations regarding deceptive communication and disinformation to the public. The lawsuits seek remedies including payment of money and other forms of equitable relief. If such suits were successful, the cost of the remedies sought in the various cases could be substantial. Over the last several years, defendants removed each lawsuit to federal court and the removals were contested by plaintiffs, eventually resulting in multiple decisions by several Circuit Court of Appeals rejecting defendants’ attempts to have the cases moved to federal court. The US Supreme Court recently declined to review the various Circuit Court of Appeals decisions. Accordingly, the cases will proceed in the various state courts. Due to these jurisdictional challenges, the lawsuits all remain at relatively early stages. While it is not possible to predict the outcome of these legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.
Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on pages 31-32 for the segments.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-retirement benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to GAAP information is provided on page 31 for the group.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 29.
Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.
Cash balance point is defined as the implied Brent oil price 2021 real to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Convenience gross margin is a non-IFRS measure. It is calculated as RC profit before interest and tax for the customers & products segment, excluding RC profit before interest and tax for the refining & trading business, and adjusting items* (as defined above) for the convenience & mobility business to derive underlying RC profit before interest and tax for the convenience & mobility business; subtracting underlying RC profit before interest and tax for the Castrol business; adding back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience & mobility (excluding Castrol); subtracting earnings from equity-accounted entities in the convenience & mobility business (excluding Castrol) and gross margin for the retail fuels, EV charging, aviation, B2B and midstream businesses. bp believes it is helpful because this measure may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of convenience growth. The nearest IFRS measure is RC profit before interest and tax for the customers & products segment.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Glossary (continued)
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to IFRS information is provided on page 33.
Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture.
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
•Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.
Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.
Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Hydrogen pipeline – Hydrogen projects which have not been developed to final investment decision (FID) but which have advanced to the concept development stage.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 28.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
a.the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
b.an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Low carbon activity – An activity relating to low carbon including: renewable electricity; bioenergy; electric vehicles and other future mobility solutions; trading and marketing low carbon products; blue or green hydrogen and carbon capture, use and storage (CCUS).
Note that, while there is some overlap of activities, these terms do not mean the same as bp’s strategic focus area of low carbon energy or our low carbon energy sub-segment, reported within the gas & low carbon energy segment.

Glossary (continued)
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 28.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-branded vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons, TravelCenters of America and bp pulse) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.

Glossary (continued)
Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.
Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
For the second quarter and first half of 2022, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognized as the potential recourse reduces. See page 30 for the components of our sources of cash and uses of cash.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Transition growth – Activities, represented by a set of transition growth engines, that transition bp toward its objective to be an Integrated Energy Company, and that comprise our low carbon activity* alongside other businesses that support transition, such as our power trading & marketing business and convenience.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 33.
Underlying production – 2023 underlying production, when compared with 2022, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 39) after excluding net adjusting items and related taxation. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 3 for the group and pages 8-17 for the segments.

Glossary (continued)
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 8. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to IFRS information is provided on page 32.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, bp pulse, Castrol and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding reserves; expectations regarding upstream production and bp’s customers & products business; expectations regarding refining margins; expectations regarding turnaround and maintenance activity, including those in refining; expectations regarding production from oil production & operations and from gas & low carbon energy; expectations regarding bp’s business, financial performance, results of operations and cash flows; expectations regarding future project start-ups; expectations with regards to bp’s transformation to an IEC; expectations regarding price assumptions used in accounting estimates; bp’s plans and expectations regarding the amount and timing of share buybacks and quarterly and interim dividends; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations with respect to the total depreciation, depletion and amortization and the other businesses & corporate underlying annual charge for 2023; plans and expectations regarding the factors taken into account in setting the dividend per ordinary share and buyback each quarter; plans and expectations regarding investments, collaborations and partnerships in electric vehicle (EV) charging infrastructure; plans and expectations related to bp’s transition growth engines of bioenergy, convenience, EV charging, hydrogen and renewables and power, including expectations regarding convenience gross margin; expectations relating to bp’s development of its wind pipeline; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments, including the amount and timing of proceeds; expectations regarding the underlying effective tax rate for 2023; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding capital expenditure, including that capital expenditure will be around $16-18 billion in 2023; expectations regarding greenhouse gas emissions; expectations regarding legal proceedings, including those related to climate change; plans and expectations regarding bp-operated projects and ventures, and its projects, joint ventures, partnerships and agreements with commercial entities and other third party partners.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by any competent authorities or any other relevant persons may limit or otherwise impact bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, including under “Principal risks and uncertainties,” as well as those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F 2022 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2023. The following amounts were extracted from the unaudited consolidated interim financial statement prepared in accordance with IAS 34.
Capitalization and indebtedness

30 June
$ million	2023
Share capital and reserves
Capital shares (1-2)	4,615
Paid-in surplus (3)	16,172
Merger reserve (3)	27,206
Treasury shares	(11,358)
Cash flow hedge reserve	183
Costs of hedging reserve	(61)
Foreign currency translation reserve	(2,094)
Profit and loss account	35,676
BP shareholders' equity	70,339
Hybrid bonds	13,402
Other interest	1,862
Equity attributable to non-controlling interests	15,264
Total equity	85,603

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,465
Finance debt due within one year	2,338
Lease liabilities due after more than one year	8,496
Finance debt due after more than one year	47,400
Total finance debt and lease liabilities	60,699
Total (7)(8)	146,302
1.Issued share capital as of 30 June 2023 comprised 17,446,784,783 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 936,028,077 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
2.Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
3.Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2023.
5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2022 – Liquidity and capital resources for further information.
6.At 30 June 2023, the parent company, BP p.l.c. had issued guarantees totalling $49,454 million relating to group finance debt issued by subsidiaries. Thus 99% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 30 June 2023, $199 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.
7.At 30 June 2023, the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $1,654 million in respect of the borrowings of equity-accounted entities and $554 million in respect of the borrowings of other third parties.
8.Total capitalisation and indebtedness includes non-controlling interests of $15,264 million at 30 June 2023 which includes $11.9 billion related to perpetual hybrid bonds issued on 17 June 2020 and $1.5 billion related to perpetual subordinated hybrid securities issued by a group subsidiary since the second half of 2021.
9.There has been no material change since 30 June 2023 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	1 August 2023	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary